Exhibit 99.1

Fusion Fuel Green PLC Announces Approximately $1.16 Million in New LPG Engineering Subcontracts Across Two Residential Development Projects in Dubai, United Arab Emirates

Expected to Secure Additional Utility Operations Subcontract for Approximately 2,900 Apartments; Orders Additions to Delivery Fleet to Support Growth

Dublin, Ireland, March 5, 2026 (GLOBE NEWSWIRE) - Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), a full-service industrial gas solution provider in which the Company indirectly holds an ownership interest, has been awarded two new engineering subcontracts with a combined value of approximately $1.16 million.

The subcontracts support residential development projects in Dubai, United Arab Emirates (UAE). The scope of work includes the design, supply, installation, testing, and commissioning of centralized Liquefied Petroleum Gas (LPG) systems serving multiple buildings across two separate residential developments. Project execution is expected to commence immediately and progress in line with the respective project construction schedules.

Upon completion of the larger development, Al Shola Gas is expected to be awarded the LPG utility operations subcontract covering approximately 2,900 apartments and six boiler rooms. Al Shola Gas has ordered a smaller LPG delivery vehicle designed for access to tighter urban locations, which is expected to enable Al Shola Gas to service additional sites and pursue contracts that were previously not operationally feasible.

The awards of the two new engineering subcontracts is expected to further strengthen Al Shola Gas’s position as a leading LPG systems contractor in the UAE development market and add to Fusion Fuel’s growing portfolio of engineering and utility services projects across the Middle East.

Al Shola Gas has experienced a strong start to 2026, supported by continued demand for LPG engineering and distribution services across the UAE. In March 2026, Al Shola Gas expects delivery of two LPG bobtail trucks, one standard-capacity vehicle to expand bulk delivery operations and one smaller-capacity truck specifically designed to access narrower residential areas that were previously not serviceable. Together, these additions are expected to increase delivery flexibility, expand addressable coverage, and contribute to growth in recurring bulk LPG revenue.

Management believes the projects reflect continued infrastructure investment in Dubai and highlight sustained demand for safe and reliable LPG distribution systems in large-scale developments.

“The two new engineering subcontracts are expected to add meaningful engineering revenue to our Middle East operations and reinforce the value of our gas infrastructure capabilities,” said John-Paul Backwell, Chief Executive Officer and Chairman of Fusion Fuel. “As residential development activity remains robust, we see meaningful opportunities to expand both our engineering services and recurring LPG distribution operations. The planned addition of new delivery vehicles is expected to further enhance our operational flexibility and allow us to access additional sites, supporting continued growth in our LPG delivery business.”

ABOUT FUSION FUEL GREEN PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”) businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of the parties to obtain all necessary regulatory and other consents and approvals and to deliver all required products and services in connection with the contemplated projects; the construction time and costs relating to the engineering subcontract projects; the success or lack thereof of Al Shola Gas to receive the LPG utility operations subcontract for any of the contemplated projects; the ability of certain vehicles ordered by Al Shola Gas to extend its scope of deliveries, service coverage and project feasibility; the ability of the projects to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns in connection with the contemplated projects; macroeconomic risks relating to currency exchange rates, inflation rates, interest rates, or other potentially disruptive factors; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

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